Exhibit 99.1

FOR RELEASE

Unitil Reports Third Quarter Earnings

Hampton, N.H., November 3, 2025 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income (Loss) of ($0.3) million, or ($0.02) in Earnings Per Share (EPS) for the third quarter of 2025, a decrease of $0.3 million in Net Income, or $0.02 in EPS, compared to the third quarter of 2024. For the nine months ended September 30, 2025, the Company reported Net Income of $31.2 million, or $1.89 in EPS, a decrease of $0.3 million in Net Income, or $0.07 in EPS, when compared to the first nine months of 2024. The Company's Adjusted Net Income (a non-GAAP financial measure1), which excluded transaction-related costs in connection with the acquisition of Bangor Natural Gas Company (Bangor), Maine Natural Gas Company (Maine Natural) and Aquarion Water Company of Massachusetts, Inc., Aquarion Water Company of New Hampshire, Inc., and Abenaki Water Co., Inc. (the Aquarion Companies), was $0.4 million for the third quarter of 2025, which is unchanged when compared to the third quarter of 2024, or $0.03 in EPS, an increase of $0.01 in EPS, compared to the third quarter of 2024. For the nine months ended September 30, 2025, the Company's Adjusted Net Income, which excluded transaction-related costs in connection with the acquisition of Bangor, Maine Natural and the Aquarion Companies, was $33.5 million, or $2.03 in EPS, an increase of $1.4 million, or $0.03 in EPS compared to the first nine months of 2024.

“The Company’s solid results through the third quarter of 2025 reflect our unrelenting focus on executing our strategic priorities and our unwavering commitment to customers,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We have now fully integrated Bangor Natural Gas Company and recently completed the purchase of Maine Natural Gas Company. As our Company grows we will maintain our focus on strategic execution and delivering excellent customer service.”

Electric GAAP Gross Margin was $25.1 million in the three months ended September 30, 2025, an increase of $2.8 million compared to the same period in 2024. Electric GAAP Gross Margin was $62.7 million in the nine months ended September 30, 2025, an increase of $2.5 million compared to the same period in 2024. The three month period increase was driven by higher rates and customer growth of $3.4 million, partially offset by higher depreciation and amortization expense of $0.6 million. The nine month period increase was driven by

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

higher rates and customer growth of $4.7 million, partially offset by higher depreciation and amortization expense of $2.2 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $33.1 million and $86.4 million in the three and nine months ended September 30, 2025, respectively, increases of $3.4 million and $4.7 million, respectively, compared to the same periods in 2024. These increases reflect higher rates and customer growth.

Gas GAAP Gross Margin was $12.4 million in the three months ended September 30, 2025, an increase of $0.6 million compared to the same period in 2024. Gas GAAP Gross Margin was $92.7 million in the nine months ended September 30, 2025, an increase of $10.3 million compared to the same period in 2024. The increase in the three month period was driven by higher rates and customer growth of $3.3 million, partially offset by higher depreciation and amortization of $2.7 million. The increase in the nine month period was driven by higher rates and customer growth of $17.1 million, the favorable effects of colder winter weather in 2025 of $2.0 million, partially offset by higher depreciation and amortization of $8.8 million. Included in gas operating revenue, cost of gas sales and depreciation and amortization for the three months ended September 30, 2025 is $3.3 million, $1.8 million and $0.7 million related to Bangor, respectively. Included in gas operating revenue, cost of gas sales and depreciation and amortization for the nine months ended September 30, 2025 is $16.6 million, $9.2 million and $2.0 million related to Bangor, respectively.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $26.6 million and $134.7 million in the three and nine months ended September 30, 2025, respectively, increases of $3.3 million and $19.1 million, respectively, compared to the same periods in 2024. The increase in the three month period reflects higher rates and customer growth of $3.3 million. The increase in the nine month period reflects higher rates and customer growth of $17.1 million and the favorable effects of colder winter weather of $2.0 million in 2025. Included in the Gas Adjusted Gross Margin for the three and nine months ended September 30, 2025 is $1.5 million and $7.4 million, respectively, related to Bangor.

Operation and Maintenance (O&M) expenses increased $1.6 million and $8.7 million in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The increase in the three month period reflects higher utility operating costs of $2.0 million and higher acquisition transaction costs of $0.5 million, partially offset by lower benefits costs of $0.9 million. The increase in the nine month period reflects higher utility operating costs of $5.1 million, higher labor costs of $1.2 million and higher acquisition transaction costs of $2.4 million. Included in O&M expense for the three months and nine months ended September 30, 2025 is $0.9 million and $2.6 million, respectively, related to Bangor O&M expenses.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Depreciation and Amortization expense increased $3.1 million and $10.5 million in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The increase in the three month period reflects higher depreciation rates from recent base rate cases, additional depreciation associated with higher levels of utility plant in service and higher amortization of other deferred costs. The increase in the nine month period reflects higher depreciation rates from recent base rate cases, additional depreciation associated with higher levels of utility plant in service and higher amortization of recoverable storm costs and other deferred costs. Included in Depreciation and Amortization for the three months and nine months ended September 30, 2025 is $0.7 million and $2.0 million, respectively, related to Bangor.

Taxes Other Than Income Taxes increased $0.8 million and $0.5 million in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The increase in the three month period reflects higher local property taxes on higher utility plant in service. The increase in the nine month period reflects higher local property taxes on higher utility plant in service partially offset by lower excise taxes. Included in Taxes Other Than Income Taxes for the three months and nine months ended September 30, 2025 is $0.4 million and $0.8 million, respectively, related to Bangor.

Other Expense (Income), Net is unchanged for the three months ended September 30, 2025. Other Expense (Income), Net decreased $1.0 million in the nine months ended September 30, 2025, compared to the same period in 2024, primarily from lower retirement benefit costs.

Interest Expense, Net increased $1.5 million and $5.2 million in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, primarily reflecting higher levels of long-term debt and lower interest income on AFUDC, partially offset by lower interest expense on short-term borrowings.

Income Tax Expense (Benefit) is unchanged for the three months ended September 30, 2025, compared to the same period in 2024. Income Tax Expense (Benefit) increased $0.2 million in the nine months ended September 30, 2025, compared with the same period in 2024.

At its January 2025, May 2025, July 2025 and October 2025 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.45 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.80 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

The Company will hold a quarterly conference call to discuss third quarter 2025 results on Tuesday, November 4, 2025, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Unitil’s operating utilities, including Maine Natural, serve approximately 109,400 electric customers and 103,900 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: hazards and operating risks relating to the Company’s electric and natural gas distribution activities; fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; catastrophic events; cyber-attacks, acts of terrorism, acts of war, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other factors could disrupt the Company’s operations; outsourcing of services to third parties could expose the Company to substandard quality of service delivery or substandard deliverables; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); general economic conditions; the Company’s ability to obtain debt or equity financing on acceptable terms; increases in interest rates; the Company's payment of dividends in the future; declines in capital market valuations; the Company's ability to consummate acquisitions or other strategic transactions; impairment of the Company's assets; restrictive covenants contained in the terms of the Company’s and its subsidiaries’ indebtedness; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; variations in weather; long-term global climate change; macroeconomic events, including the imposition of tariffs; employee workforce factors, including the ability to attract and retain key personnel; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other presently unknown or unforeseen factors. Other risks are detailed in Unitil's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Christopher Goulding – Investor Relations	Amanda Vicinanzo – External Affairs
Phone: 603-773-6466	Phone: 603-691-7784
Email: gouldingc@unitil.com	Email: vicinanzoa@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing the Company’s 2025 GAAP Net Income adjusted for certain transaction costs related to the Company's acquisition of Bangor, which it disclosed previously in 2024, and the Company's acquisitions of Maine Natural and the Aquarion Companies. The Company's management believes that the transaction costs related to the acquisitions of Bangor, Maine Natural, and the Aquarion Companies, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore are not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

(Millions, except per share data)
	Three Months Ended September 30, 2025		Three Months Ended September 30, 2024
	Amount	Per Share	Amount	Per Share
GAAP Net Income	$(0.3)	$(0.02)	$—	$—
Transaction Costs	0.7	0.05	0.4	0.02
Adjusted Net Income	$0.4	$0.03	$0.4	$0.02

	Nine Months Ended September 30, 2025		Nine Months Ended September 30, 2024
	Amount	Per Share	Amount	Per Share
GAAP Net Income	$31.2	$1.89	$31.5	$1.96
Transaction Costs	2.3	0.14	0.6	0.04
Adjusted Net Income	$33.5	$2.03	$32.1	$2.00

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important financial measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Three Months Ended September 30, 2025 (millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$64.3	$36.8	$—	$101.1
Less: Cost of Sales	(31.2)	(10.2)	—	(41.4)
Less: Depreciation and Amortization	(8.0)	(14.2)	—	(22.2)
GAAP Gross Margin	25.1	12.4	—	37.5
Depreciation and Amortization	8.0	14.2	—	22.2
Adjusted Gross Margin	$33.1	$26.6	$—	$59.7

Three Months Ended September 30, 2024 (millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$62.5	$30.4	$—	$92.9
Less: Cost of Sales	(32.8)	(7.1)	—	(39.9)
Less: Depreciation and Amortization	(7.4)	(11.5)	(0.2)	(19.1)
GAAP Gross Margin	22.3	11.8	(0.2)	33.9
Depreciation and Amortization	7.4	11.5	0.2	19.1
Adjusted Gross Margin	$29.7	$23.3	$—	$53.0

Nine Months Ended September 30, 2025 (millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$175.5	$199.0	$—	$374.5
Less: Cost of Sales	(89.1)	(64.3)	—	(153.4)
Less: Depreciation and Amortization	(23.7)	(42.0)	—	(65.7)
GAAP Gross Margin	62.7	92.7	—	155.4
Depreciation and Amortization	23.7	42.0	—	65.7
Adjusted Gross Margin	$86.4	$134.7	$—	$221.1

Nine Months Ended September 30, 2024 (millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$192.5	$174.8	$—	$367.3
Less: Cost of Sales	(110.8)	(59.2)	—	(170.0)
Less: Depreciation and Amortization	(21.5)	(33.2)	(0.5)	(55.2)
GAAP Gross Margin	60.2	82.4	(0.5)	142.1
Depreciation and Amortization	21.5	33.2	0.5	55.2
Adjusted Gross Margin	$81.7	$115.6	$—	$197.3

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2025 and 2024 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	Change	2025	2024	Change
Electric kWh Sales:
Residential	190.6	194.6	-2.1%	529.3	515.3	2.7%
Commercial/Industrial	236.5	257.1	-8.0%	682.6	708.9	-3.7%
Total Electric kWh Sales	427.1	451.7	-5.4%	1,211.9	1,224.2	-1.0%
Gas Therm Sales:
Residential	2.9	2.5	16.0%	41.6	32.3	28.8%
Commercial/Industrial	28.5	25.2	13.1%	158.3	131.6	20.3%
Total Gas Therm Sales	31.4	27.7	13.4%	199.9	163.9	22.0%

Electric Revenues	$64.3	$62.5	$1.8	$175.5	$192.5	$(17.0)
Cost of Electric Sales	31.2	32.8	(1.6)	89.1	110.8	(21.7)
Electric Adjusted Gross Margin
(a non-GAAP financial measure1):	33.1	29.7	3.4	86.4	81.7	4.7
Gas Revenues	36.8	30.4	6.4	199.0	174.8	24.2
Cost of Gas Sales	10.2	7.1	3.1	64.3	59.2	5.1
Gas Adjusted Gross Margin
(a non-GAAP financial measure1):	26.6	23.3	3.3	134.7	115.6	19.1
Total Adjusted Gross Margin:
(a non-GAAP financial measure1):	59.7	53.0	6.7	221.1	197.3	23.8
Operation & Maintenance Expenses	21.9	20.3	1.6	65.8	57.1	8.7
Depreciation & Amortization	22.2	19.1	3.1	65.7	55.2	10.5
Taxes Other Than Income Taxes	8.6	7.8	0.8	23.1	22.6	0.5
Other Expense (Income), Net	(0.3)	(0.3)	—	(0.9)	0.1	(1.0)
Interest Expense, Net	8.9	7.4	1.5	27.3	22.1	5.2
Income (Loss) Before Income Taxes	(1.6)	(1.3)	(0.3)	40.1	40.2	(0.1)
Income Tax Expense (Benefit)	(1.3)	(1.3)	—	8.9	8.7	0.2
Net Income (Loss)	$(0.3)	$—	$(0.3)	$31.2	$31.5	$(0.3)
Earnings Per Share	$(0.02)	$—	$(0.02)	$1.89	$1.96	$(0.07)

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com